

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2012

<u>Via E-mail</u>
David B. Spencer
Executive Vice President and Chief Financial Officer
BNC Bancorp
1226 Eastchester Drive
High Point, NC 27265

>   **Re: BNC Bancorp**
>   **Registration Statement on Form S-4**
>   **Filed April 26, 2012**
>   **File No. 333-180972**

Dear Mr. Spencer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that Bank of North Carolina announced the planned acquisition of certain deposit liabilities and selected assets associated with two Gateway Bank & Trust branches (from Hampton Roads Bancshares) in a Form 8-K filed May 1, 2012. Please revise your disclosure throughout the proxy statement/prospectus to reflect the impact of this acquisition.

2. Additionally, please revise your pro formas as necessary for the planned acquisition of the Gateway branches, including appropriate footnotes and any other necessitated ancillary disclosures in your amended registration statement or tell us why this is not necessary.

3. We note that you state that KeySource's annual meeting will be held on June 5, 2012. Please tell us whether you intend to postpone the meeting and revise your disclosure to

reflect the new date, or please explain why you believe that you are not obligated to do so.

Cover Page

4. Revise the cover page to list the total number of shares that you will issue to KeySource shareholders, and include the aggregate offering price.

Summary

Consideration Payable to KeySource Shareholders, page 10

5. Please revise this section to add a discussion of how you determined the value of the merger consideration to be paid to KeySource shareholders. Please be specific with respect to the aggregate offering price and the book value per share.

KeySource Directors and Executive Officers may have Interests… , page 11

6. Please revise this section to quantify the payments and benefits that the directors and executive officers will receive as a result of the merger.

The Merger

Background of the Merger, page 58

7. We note your disclosure on page 60 that you had previous engagements with Banks Street in connection with other business transactions. Please revise to disclose the total aggregate amount of compensation paid to Banks Street over the past two years for these engagements.

KeySource's Reasons for the Merger…, page 62

8. Please revise your disclosure on page 64 to include a more detailed discussion of why KeySource's board concluded that the merger consideration was adequate enough to support its recommendation to shareholders that they vote "for" the merger. Please be specific with respect to the aggregate offering price of $12.9 million and the conditioned book value per share.

9. We note your disclosure on page 60 that KeySource decided not to contact other potential strategic partners. Revise to explain how KeySource's board considered the determination not to continue to explore other strategic partners in making its recommendation to shareholders to approve the merger. Revise your disclosure in the Background of the Merger section as well.

The Merger Agreement, page 88

10. You may not qualify this discussion by reference to the merger agreement. Please clarify that you have disclosed all material terms in this section, or revise the section to include an appropriate summary of any terms that are not disclosed that management believes are material. Revise the preamble to clarify that the summary covers all the terms of the merger agreement that the respective managements believe are material.

Financial Statements, page F-1

11. Please revise the registration statement to provide updated financial statements and related disclosure as required by Rule 3-12 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

David B. Spencer
BNC Bancorp
May 22, 2012
Page 4

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   <u>Via E-mail</u>
        Betty Temple
        Womble Carlyle Sandridge & Rice LLP